June 7, 2006

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Imperial Sugar Company

RE:	Form S-3 filed May 4, 2006 File No. 333-133783 Response to SEC Staff Comment received orally June 2, 2006

We are responding to a comment received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by telephonic conversation with Tangela Richter of the Staff on June 2, 2006 regarding the filing listed above. Our response indicates the additions or revisions we included in an amendment to the registration statement we are filing today. For your convenience, our response is prefaced by a paraphrase of the staff’s corresponding comment in italicized text.

We respectfully request that the Staff review our response to its comment at its earliest convenience. Please advise us of any further comments as soon as possible.

1.	If the selling shareholder, Lehman Brothers Inc., is a broker-dealer, please state that they are an underwriter with respect to resales of the shares covered by the prospectus.

Response:

In response to the Staff’s comment, we have revised page 9 of the registration statement to identify Lehman Brothers Inc. as a broker-dealer and state that they are considered an underwriter in connection with resales of its shares.

In connection with our response to the Staff’s comment, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response memorandum, please contact Felix Phillips at (713) 229-1228 or Patrick Whitman at (713) 229-4062 of Baker Botts L.L.P., Houston, Texas.

IMPERIAL SUGAR COMPANY